BELEVE VISION, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

BELEVE VISION, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

PARTNERS
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors and Members
Beleve Vision, LLC

We have reviewed the accompanying financial statements of **Beleve Vision**, LLC, which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 11, 2025

ASSETS		2023
CURRENT ASSETS:		
Cash and cash equivalents	$	-
Prepaid expenses		-
Total current assets		-
Intangible assets, net		-
TOTAL ASSETS	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued expenses	$	-
Other liabilities		-
Total current liabilities		-
Total liabilities		-
MEMBERS' EQUITY		
Members' equity		-
Total members' equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**-**

The accompanying notes and independent accountant's review report.

CORONAVAX, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	2023
OPERATING REVENUES:	
Sales, net	$ -
Total operating revenues	-
OPERATING EXPENSES:	
Research and Development	11,550
Amortization	-
General and Administrative expense	-
Taxes and licenses	-
Total operating expenses	11,550
OPERATING REVENUES OVER EXPENSES:	(11,550)
OTHER (INCOME) EXPENSE:	
Interest income	-
Other income	-
Total other (income) expense	-
INCOME BEFORE INCOME TAXES	(11,550)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (11,550)

The accompanying notes and independent accountant's review report.

BELEVE VISION, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Members' equity	Total
Balance, December 31, 2022	$ -	$ -
Capital contribution	11,550	11,550
Net loss	(11,550)	(11,550)
Balance, December 31, 2023	$ -	$ -

The accompanying notes and independent accountant's review report.

BELEVE VISION, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

	2023
Cash Flows Used in Operating Activities:	
Net loss	$ (11,550)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	-
Changes in assets and liabilities	
Intangible asset	-
Accounts payable	-
Net Cash Used in Operating Activities	(11,550)
Cash Flows from Financing Activities:	
Proceeds from capital contribution	11,550
Net cash provided by financing activities	11,550
Change in cash and cash equivalents	-
Cash - Beginning of Year	-
Cash - End of Year	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes and independent accountant's review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Believe Vision , LLC (the "Company") was formed on January 31, 2022 ("Inception"). The Company was incorporated in the State of Delaware. The Company specializes in web3 gaming television.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2023; and
(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company is a Limited Liability Company, and is classified as a partnership for Federal income tax purposes. The Company's profits and losses are reportable by the members on their respective income tax returns. Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company has no unrecognized tax benefits at December 31, 2023. Currently, the Company's U.S. Federal income tax returns for 2023 are open and subject to examination by the taxing authorities.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs associated with the application and award of patents. Patent costs are included in intangible assets on the balance sheet. These Intangible assets will be amortized over the expected period to benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2023, Intangible assets was $0.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
  - Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 11,2025, the issuance date of the financial statements. The Company intends to be converted from a Limited Liability Company to a C- Corporation in 2025.

BELEVE VISION, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

BELEVE VISION, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

PAGE(S)



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Beleve Vision, LLC

We have reviewed the accompanying financial statements of **Beleve Vision**, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 11, 2025

BELEVE VISION, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2024

ASSETS	2024
CURRENT ASSETS:	
Cash and cash equivalents	$ -
Prepaid expenses	-
Total current assets	-
Intangible assets, net	-
TOTAL ASSETS	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable & accrued expenses	$ -
Other liabilities	-
Total current liabilities	-
Total liabilities	-
MEMBERS' EQUITY	
Members' equity	-
Total members' equity	-
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ -**

The accompanying notes and independent accountant's review report.

CORONAVAX, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
OPERATING REVENUES:	
Sales, net	$ -
Total operating revenues	-
OPERATING EXPENSES:	
Research and Development	21,015
Amortization	-
General and Administrative expense	2,060
Taxes and licenses	-
Total operating expenses	23,075
OPERATING REVENUES OVER EXPENSES:	(23,075)
OTHER (INCOME) EXPENSE:	
Interest income	-
Other income	-
Total other (income) expense	-
INCOME BEFORE INCOME TAXES	(23,075)
PROVISION FOR INCOME TAXES	-
NET LOSS	**$ (23,075)**

The accompanying notes and independent accountant's review report.

BELEVE VISION, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Members' equity	Total
Balance, December 31, 2023	$ -	$ -
Capital contribution	23,075	23,075
Net (loss) income	(23,075)	(23,075)
Balance, December 31, 2024	$ -	$ -

The accompanying notes and independent accountant's review report.

BELEVE VISION, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

		2024
Cash Flows Used in Operating Activities:		
Net loss	$	(23,075)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		-
Changes in assets and liabilities		
Intangible asset		-
Accounts payable		-
Net Cash Used in Operating Activities		(23,075)
Cash Flows from Financing Activities:		
Proceeds from capital contribution		23,075
Net cash provided by financing activities		23,075
Change in cash and cash equivalents		-
Cash - Beginning of Year		-
Cash - End of Year		-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes and independent accountant's review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Believe Vision , LLC (the "Company") was formed on January 31, 2022 ("Inception"). The Company was incorporated in the State of Delaware. The Company specializes in web3 gaming television.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2024; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2024 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company is a Limited Liability Company, and is classified as a partnership for Federal income tax purposes. The Company's profits and losses are reportable by the members on their respective income tax returns.   Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company has no unrecognized tax benefits at December 31, 2024. Currently, the Company's U.S. Federal income tax returns for 2024 are open and subject to examination by the taxing authorities.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs associated with the application and award of patents. Patent costs are included in intangible assets on the balance sheet. These Intangible assets will be amortized over the expected period to benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2024, Intangible assets was $0.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
  - Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through August 7,2024, the issuance date of the financial statements. The Company intends to be converted from a Limited Liability Company to a C- Corporation in 2025.